EXHIBIT 99.5

Dear Fellow Employees:

As you know or have been hearing, our company delivered very important and timely news to all employees on Sunday afternoon (see Company News announcement). The announcement was made Sunday because of the obligation we have to immediately announce such a significant decision made by the two companies publicly.

I recognize that everyone involved with and who cares about GP wants to know more about what this news means to you, your company and its future. You deserve to know everything possible that we can say today about this deal.

To begin giving you more insight immediately today, we are now providing you with information in the documents attached to this email that includes key facts about the transaction, key facts about Koch Industries and a question-and-answer document. I also encourage you to check out GP’s intranet as well as the Koch Industries website to learn more.

In addition, I want to remind you that we are going to broadcast a live program this morning via the GPTV satellite network. If you are able, please tune in at 11 a.m. Eastern (or for those in Atlanta, come to the GP Center auditorium). For those of you who cannot watch this program live, we will be sure that tapes are available at all locations for later viewing.

The broadcast also will be available via the GP intranet as a webcast for facilities that are able to receive webcasts (check with your local IT manager for details).

This program will feature key Koch leaders who will join me to highlight their enterprise as well as provide their perspective on the opportunity now in front of us.

Koch’s acquisition of Georgia-Pacific will enable us to move into the future in an exciting fashion and continue achieving our financial and operating goals with committed new ownership. I’m confident that this combination will be a winner, bringing superior strengths, shared core values and readiness to compete in all of our markets.

At the same time, I recognize this kind of news – like all new situations — involves uncertainty. I believe the best way to begin to overcome unknowns is by quickly providing everyone with all pertinent information now available. You can be certain that, starting today, everyone will do their utmost to keep you updated on this news.

We have set up a special email box (kochquest@gapac.com) so that you can ask questions about the transaction. We will attempt to answer questions of broadest interest to employees during today’s broadcast if possible and then by updating and providing the Q&A information as frequently as possible. If you have questions of specific concern, please discuss those with your local or business leadership or your HR representative.

In the meantime, during the coming weeks and throughout the holiday season, please stay focused on working safely and performing your usual quality work for GP. We are a great company because of you and your efforts. Let’s keep our focus on that always.

Thank you.

Pete